UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Compugen Ltd.

On August 5, 2019, Compugen Ltd. (the “Company”) issued a press release, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K (this “Form 6-K”).

Second Quarter 2019 Financial Results

The unaudited interim consolidated financial statements of the Company and its subsidiary as of June 30, 2019 and December 31, 2018 and for the six months ended June 30, 2019 and 2018 are filed as Exhibit 99.2 to this Form 6-K and incorporated by reference herein. The Operating and Financial Review and Prospects of the Company as of and for the six months ended June 30, 2019 and June 30, 2018 are filed as Exhibit 99.3 to this Form 6-K and incorporated by reference herein.

2019 Annual General Meeting of Shareholders

On or about August 5, 2019, the Company first distributed copies of its proxy statement to its shareholders and will mail to its shareholders of record a proxy statement for an Annual General Meeting of Shareholders to be held September 19, 2019 in Israel.

A copy of the proxy statement and proxy card are attached to this Form 6-K as Exhibit 99.4.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-213007.

Exhibits
Exhibit
Number	Description of Exhibit

99.1	Press Release dated August 5, 2019 – “Compugen Reports Second Quarter 2019 Results.”
99.2	Unaudited interim consolidated financial statements as of June 30, 2019 and December 31, 2018 and for the six months ended June 30, 2019 and 2018.
99.3	Operating and Financial Review and Prospects as of and for the six months ended June 30, 2019 and June 30, 2018.
99.4	Notice of 2019 Annual General Meeting of Shareholders, Proxy Statement and Proxy Card.
101
The following financial information from Compugen Ltd.’s Report on Form 6-K, formatted in XBRL (eXtensible Business Reporting Language): (i) consolidated balance sheets at June 30, 2019 and December 31, 2018; (ii) consolidated statements of comprehensive loss for the six months ended June 30, 2019 and 2018; (iii) consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2019 and the year ended December 31, 2018; (iv) consolidated statements of cash flows for the six months ended June 30, 2019 and 2018; and (v) notes to the consolidated financial statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: August 5, 2019	By:	/s/ Donna Gershowitz
Donna Gershowitz General Counsel